Third Cliff Bakery

COFFEE SHOP

Third Cliff Bakery is seeking investment to open a bakery & cafe in a mixed-use development opening this summer in Jamaica Plain.

10

YEAR REVENUE
SHARE DURATION

$100

MINIMUM
INVESTMENT

Invest to receive a revenue share from Third Cliff Bakery.

Invest to receive a portion of Third Cliff Bakery's gross revenue. If you haven't received your investment plus 0% by September 30, 2029, Third Cliff Bakery will owe you the remaining amount regardless of their revenue.

Revenue is shared quarterly. Returns are transferred directly to your bank account.

This is a follow-on round of financing.

Third Cliff Bakery has already raised $107,000.00 on MainVest. **Learn more**

Investment Round Status

[PROGRESS BAR]

Third Cliff Bakery has received $0 in investment towards a target of $10,000. If they do not receive at least this amount by September 10, 2019, all investors will be automatically refunded.

Company Profile

Third Cliff Bakery

SUMMARY
Third Cliff Bakery, a business in the Coffee Shop category, is seeking investment to open a bakery & cafe in a mixed-use development opening this summer in Jamaica Plain.

THIRDCLIFFBAKERY.COM

THE ENTREPRENEUR
Meg Crowley

Owner & Head Baker
READ BIO

From recipe development to sales and operations management, owner Meg Crowley has worked independently to build this business to the point where it is now primed for growth. Third Cliff Bakery is named for Third Cliff Beach in Scituate, MA; a place that is central to many treasured family memories. At the beach and elsewhere, Meg has always held a passion for feeding people and working with exceptional food: from a summer job raking blueberries in Maine to managing the front of the house at a high-end sushi restaurant in Denver. After studying Communications at UMass Amherst and a brief stint as a ski bum and freelance film production assistant in Colorado, Meg came back to Boston and pursued a career in nonprofit development for local organizations that support vulnerable communities and improvements to public education. During that time, she continued her workfood service, including in the pastry department at Post390 in Back Bay, and as a manager at an independent ice cream shop on the South Shore. In late 2014, Meg traded her desk job for a spot in CommonWealth Kitchen (then Crop Circle Kitchen) to launch Third Cliff Bakery as a roving baking company, with the end goal of opening a brick and mortar bakery. Meg lives in Egleston Square, Jamaica Plain with her husband and dog. She co-heads the vendor advisory committee of the Egleston Square Farmers Market; co-teaches finance classes for small food business owners alongside her mentor, Caden Salvata, and works with the community relationships manager of CommonWealth Kitchen to lead conversations with all of the CWK culinary entrepreneurs and develop community culture documents.

ABOUT THIRD CLIFF BAKERY

THE OPPORTUNITY

- The Washington Street corridor of Jamaica Plain is quickly becoming a bustling hub, but needs a bakery & breakfast spot for residents and commuters.
- Boston's Planning & Development Agency's 2017 neighborhood study demonstrated that residents demand small businesses who value community, sustainability, and civic engagement.
- More than 3,780 new residential units are currently planned or now under construction in the Jamaica Plain/Roxbury area.
- Five condominiums (ranging from 10 to 90+ units) within a half mile radius of Third Cliff's location are slated to open over the next 18 months.
- Third Cliff will be located in the VITA alongside 82 residential units, medical and dental offices, a bank, and gym. A car wash and laundromat across the street, and the nearby English High School will attract additional patrons.
- Foot traffic is estimated at a baseline of several hundred per week.

WHY THIRD CLIFF?

- Third Cliff has already been operating for the past three years as the *Third Cliff Trike* (a 'mobile cafe on three wheels') with steadily increasing orders.

- The Trike's presence at the Egleston Square Farmers Market (where Third Cliff's founder co-heads the advisory committee) has built a local following in Jamaica Plain.
- Founder Meg Crowley has participated in CommonWealth Kitchen, The Boston Foundation's MassChallenge Bootcamp, and the Cultivating Small Business program, through which she has built a strong board of advisors, including experts in the restaurant industry, business development, marketing, and small business accounting.

BUSINESS MODEL

- Retail Sales - Counter service will be available seven days per week from 7AM-6PM, accounting for 70-80% of the total projected revenue.
- Wholesale - Select packaged goods (granola, shortbread, etc.) will be sold to artisanal food shops and independent grocers to bolster cashflow in the off-season.
- Catering - Utilizing the *Third Cliff Trike* as special event rental available with catering orders, breakfast and special event catering will further bolster cash flow in the off-season.
- Web Sales - Leveraging existing systems, Third Cliff will expand reach nationally by offering select items online.
- Special Events - After-hours pastry/cake decorating classes, art/performance receptions, community meetings/lectures, supper series with peer tastemakers, and fundraising dinners to support organizations that share our values will boost revenue and further engage the community.
- *Third Cliff Bakery's projected expenses include 20% cost of goods, 40% labor, 5% sales and 15% overhead. They plan to open with 11% debt service and 9% net operating profit, which will initially be reinvested to ease cash flow and support rapid growth within the first few years.*

THIRD CLIFF'S VALUES

- Community - Third Cliff has already spent several years as a part of the Jamaica Plain community. By putting down roots with its first brick-and-mortar location, Third Cliff will welcome members of community organizations like *Community Servings, The Meeting Point*, and *Ethos*. The cafe will feature the work of local artists on its walls and, as the team grows, Third Cliff will focus on hiring from within the community as well.

- Quality - Third Cliff blends classic pastry technique with emerging trends and unusual flavors. The menu features brown butter & cinnamon rice krispie treats and black pepper, cardamom & plum hand pies.
- Sustainability - Third Cliff Bakery embraces eco-friendly business practices. Third Cliff currently offers biodegradable straws, composts production scraps, and is always exploring further ways to minimize its environmental impact.
- Fair Employment - Third Cliff believes that modern small businesses should be ethically operated. Third Cliff has developed a set of culture and employee documents to ensure all policies and practices are rooted in our values.

Review the supplemental documents for additional information.

BROWSE THE DATA ROOM

DOCUMENTS
- Business Plan
- Marketing Strategy

FINANCIAL PROJECTIONS
[GRAPH]
These projections have been generated by Third Cliff Bakery.
BUDGET FOR RAISED FUNDS
x Target Raise | o Maximum Raise

Working Capital	$9,400
Compensation to MainVest	$600
Total	$10,000

ASK A QUESTION
Investor Discussion

Ask questions and discuss Third Cliff Bakery with the entrepreneur and other investors.

Conversation Starters

- Get to know the entrepreneur. Ask about their professional background and why they're excited about Third Cliff Bakery.
- What would you want from a coffee shop? Ask the entrepreneur if that's part of the plan.
- Business-minded? Discuss the details of offering memorandum and the investor agreement.
- Live in Jamaica Plain? Talk about how Third Cliff Bakery could impact your community.

Ask a question. Start a discussion.

SUMMARY OF TERMS

Investment Vehicle	EaRN
Phase 2 Triggered After Amount is Returned to Investors	100% of initial investment
Business's Aggregate Revenue Share *Phase 1*	0.374%-5.346%
Business's Aggregate Revenue Share *Phase 2*	0.121%-1.737%
Minimum Investment Amount	$100
Target Raise	$10,000
Maximum Raise	$143,000
Investment Round Close Date	9/10/2019

Repayment Schedule	Quarterly
Maturity Date	9/30/2029

Review the offering memorandum [link] and the note agreement [link] for additional information pertaining to this investment opportunity.

Invest in Third Cliff Bakery

Invest to receive a percentage of Third Cliff Bakery's revenue. Returns are transferred directly to your bank account.

$500
$2,000
$5,000

Only invest an amount you would feel comfortable losing. Investing in private businesses involves risk. Though potential returns are designed to reflect that risk, there is a possibility that you will lose your entire investment. Prior to investing, review MainVest's educational materials [link].

SHARE THIS INVESTMENT OPPORTUNITY

THIS INFORMATION IS PROVIDED BY THIRD CLIFF BAKERY. MAINVEST NEVER PREDICTS OR PROJECTS PERFORMANCE, AND HAS NOT REVIEW OR AUDITED THIS INFORMATION. FOR ADDITIONAL INFORMATION, REVIEW THE OFFICIAL FORM C FILING WITH THE SECURITIES AND EXCHANGE COMMISSION ON THE EDGAR WEBSITE [link].